

August 16, 2010

Mr. Peter Evensen
Chief Executive Officer and Chief Financial Officer
Teekay Offshore Partners L.P.
Suite No. 1778
48 Par-La-Ville Rd.
Hamilton, HM 11
Bermuda

>   **Re: Teekay Offshore Partners L.P.**
>   **Form 20-F**
>   **Filed April 30, 2010**
>   **File No. 001-33198**

Dear Mr. Evensen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F

Exhibit 12.1 and Exhibit 12.2

1. Please refer to paragraph 4(d) in Exhibits 12.1 and 12.2 of your registration statement. We note that the certifications refer to any change in your internal control over financial reporting that occurred during the fourth fiscal quarter. Please confirm that in future filings you will have your principal executive officer and your principal financial officer certify that they have disclosed in your Form 20-F any change in your internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Refer to Form 20-F, Certifications.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3210 with any other questions.

Sincerely,

Susan Block
Attorney-Advisor

cc: Via facsimile: (441) 292-3931
        Roy Spires
        Teekay Offshore Partners L.P.